SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                      ----



                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1 )/1/


                     Franklin Credit Management Corporation
                     --------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)



                                    353487101
                                    ---------
                                 (CUSIP Number)


                               September 17, 1998
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule  is  filed:
     |_| Rule  13d-1(b)
     |_| Rule  13d-1(c)
     |X| Rule  13d-1(d)

                                      ----
                                Page 1 of 6 Pages

--------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.353487101
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Frank B. Evans                 S.S.# ###-##-####

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|

                                                                     (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER

                                      892,735 shares of Common Stock
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         BENEFICIALLY                 Not Applicable
                               -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH
         REPORTING                    892,735 shares of Common Stock
                               -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH
                                      Not Applicable
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         892,735  shares  of Common  Stock,  $.01 par value
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.1%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         IN
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                               Page 2 of 6 Pages

                                  Schedule 13G

Item 1(a).   Name of Issuer:

Franklin Credit Management Corporation (the "Company")

Item 1(b).   Address of Issuer's Principal Executive Offices:

Six Harrison Street
New York, NY  10013

Item 2(a).   Name of Person Filing:

Frank B. Evans

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal business office of Frank B. Evans is c/o Franklin Credit Management Corporation, Six Harrison Street, New York, NY 10013.

Item 2(c).   Citizenship:

United States of America

Item 2(d).   Title of Class of Securities:

Common Stock, $.01 par value ("Common Stock")

Item 2(e).   CUSIP Number:

353487101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) |_| Broker or Dealer Registered Under Section 15 of the Exchange Act (15 U.S.C. 78(o))

               (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78(c))

               (c) |_| Insurance Company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78(c))

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

               (e)  |_|   Investment    Adviser   in   accordance    with   Rule
                    13d-1(b)(1)(ii)(E)


                                   Page 3 of 6 Pages

               (f) |_| Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

               (g) |_| Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G)

               (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

               (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

               (j)  |_| Group, in accordance with Rule 13d-1(b)(ii)(J)

               If this statement is filed pursuant to Rule 13d-1(c), check this box |_|.

Item 4.      Ownership.

             (a)  Amount beneficially owned: 892,735 (1)

             (b)  Percent of class:   15.1% (2)

             (c) Number of shares as to which such person has:

                     (i)  Sole power to vote or to direct the vote:
                              892,735 shares of Common Stock

                     (ii) Shared power to vote or to direct the vote:
                              Not Applicable

                     (iii) Sole  power to  dispose or to direct the  disposition of: 892,735 shares of Common Stock

                     (iv) Shared power to dispose or to direct the disposition
                              of:    Not Applicable

(1) Excludes 5,225 shares beneficially owned by Mr. Evans' father, Frank Evans, with respect to which shares Mr. Evans disclaims beneficial ownership and excludes 20,720 shares beneficially owned by Mr Evans' wife, with respect to which shares Mr. Evans disclaims beneficial ownership.

(2)  Based upon 5,917,295 shares of Common Stock outstanding on August 31, 1998.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable


                                Page 4 of 6 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.   Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: February 16, 1999



                                          /s/ Frank B. Evans
                                          ------------------------
                                          Frank B. Evans


                                Page 6 of 6 Pages